# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Hawk Acquisition Corporation, CIK 0002000775
CUSIP: G1148A101
Title of class of securities: Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 4125 Blackhawk Plaza Circle, Suite 166, Danville, California (CA), 94506
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001493152-24-044605
Filed by CIK 0001282327

## Reporting persons
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 240,999; sole dispositive power 0; shared dispositive power 240,999; aggregate amount beneficially owned 240,999 (5.8% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 240,999; sole dispositive power 0; shared dispositive power 240,999; aggregate amount beneficially owned 240,999 (5.8% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Black Hawk Acquisition Corporation
Address of issuer's principal executive offices:
4125 Blackhawk Plaza Circle, Suite 166
Danville, California 94506

## Item 2. Person Filing
Name of person filing:
Antonio Ruiz-Gimenez*
Kerry Propper*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
Antonio Ruiz-Gimenez - Spain
Kerry Propper - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Antonio Ruiz-Gimenez - 240,999*
Kerry Propper - 240,999*

*The Ordinary Shares (the "Shares") of Black Hawk Acquisition Corporation (the "Issuer") reported herein are held by (1) one or more private funds managed by ATW SPAC Management LLC ("ATW SPAC"), which has been delegated exclusive authority to vote and/or direct the disposition of certain Shares and (2) a private fund, SZOP Multistrat LP, managed by SZOP Multistrat Management LLC ("SZOP"). SZOP and ATW SPAC are registered investment advisers whose managing members are Kerry Propper and Antonio Ruiz-Gimenez (the "Control Persons").

The percentages reported herein are based upon the 4,153,577 Shares issued and outstanding as disclosed in the Issuer's Form 8-K/A filed with the SEC on July 22, 2025.

By virtue of the relationships, the Control Persons may be deemed to have shared voting and dispositive power with respect to the Shares. This report shall not be deemed an admission that the Control Persons or any other person is the beneficial owner of the Shares reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Control Persons disclaims beneficial ownership of the Shares reported herein except to the extent of each of their pecuniary interest, if any, therein.
Percent of class:
Antonio Ruiz-Gimenez - 5.8%
Kerry Propper - 5.8%
Sole power to vote or to direct the vote:
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to vote or to direct the vote:
Antonio Ruiz-Gimenez - 240,999*
Kerry Propper - 240,999*
Sole power to dispose or to direct the disposition:
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to dispose or to direct the disposition:
Antonio Ruiz-Gimenez - 240,999*
Kerry Propper - 240,999*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Kerry Propper: /s/ Kerry Propper, Individually (11/13/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (11/13/2025)